UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

United Surgical Partners International, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	75-2749762
(State of Incorporation or Organization)	(IRS Employer Identification No.)

15305 Dallas Parkway
Suite 1600
Addison, Texas	75001
(Address of Principal Executive Offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General instruction A.(c), check the following box: ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General instruction A.(d), check the following box: ☑
Securities Act registration statement file number to which this form relates: N/A.
Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
     Rights To Purchase Series A Junior Participating Preferred Stock, Par Value $.01 Per Share

AMENDMENT NO. 1 TO FORM 8-A
United Surgical Partners International, Inc., a Delaware corporation (the “Company”), hereby amends and restates in their entirety Item 1 and Item 2 of the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on June 13, 2001.
The Company announced on January 8, 2007 that it had entered into an Agreement and Plan of Merger, dated as of January 7, 2007 (the “Merger Agreement”), among UNCN Holdings, Inc., a Delaware corporation (“Parent”), UNCN Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.
Immediately prior to the execution of the Merger Agreement, the Company and American Stock Transfer & Trust Company, as successor to First Union National Bank, as Rights Agent, entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement, dated as of June 13, 2001 (the “Rights Agreement”). The Rights Agreement Amendment provides that neither the execution of the Merger Agreement nor the consummation of the Merger or other transactions contemplated by the Merger Agreement will trigger the separation or exercise of the stockholder rights or any adverse event under the Rights Agreement. In particular, neither Parent, Merger Sub, any employees or stockholders of the Company who agree with Parent to contribute Common Shares (as defined below) of the Company to Parent or Merger Sub in exchange for shares of Parent capital stock immediately prior to the effective time of the Merger, nor any of their affiliates or associates shall be deemed to be an “Acquiring Person,” and neither a “Shares Acquisition Date” nor a “Distribution Date” shall be deemed to have occurred, in each case solely by virtue of the approval, execution, delivery, adoption or performance of the Merger Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement.
ITEM 1 DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
On June 6, 2001, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a “Right”) with respect to each outstanding share of common stock, par value $.01 per share (the “Common Shares”), of the Company. The rights were issued on June 14, 2001 to the holders of record of Common Shares on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Shares”), of the Company at a price of $80.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.
DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Right Certificate (as defined below) will be distributed. The Rights will separate from the Common Shares and a Distribution Date (the “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that (a) a person or group, other than Welsh, Carson, Anderson & Stowe VII, L.P., together with its affiliates (collectively, the “WCAS Group”), of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company or (b) the WCAS Group, after the WCAS Group shall have been the beneficial owner of less than 15% of the outstanding Voting Shares, has acquired beneficial ownership of 15% or more of the outstanding Voting Shares and (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in any person or group becoming the beneficial owner of the number of outstanding Voting Shares necessary to be an Acquiring Person.
Notwithstanding the foregoing and any other description of the Rights Agreement provided herein, the Rights Agreement Amendment provides that neither Parent, Merger Sub, any employees or stockholders of the Company who agree with Parent to contribute common shares of the Company to Parent or Merger Sub in exchange for shares of Parent capital stock immediately prior to the effective time of the Merger, nor any of their affiliates or associates shall be deemed to be an “Acquiring Person”, and neither a “Shares Acquisition Date” nor a “Distribution Date” shall be deemed to have occurred, in each case solely by virtue of or as a result of the approval, execution, delivery, adoption or performance of the Merger Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement.
Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) with respect to any of the Common Shares outstanding on June 14, 2001, the Rights will be evidenced (A) with respect to Common Shares that are held in certificated form, by the certificates representing such Common Shares with a copy of the Summary of Rights attached, and (B) with respect to Common Shares that are held in book-entry form, by a notation in the records of the Rights Agent (and the records of the Company’s transfer agent if different from the Rights Agent), (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after June 14, 2001, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer (A) of any certificates for Common Shares outstanding as of June 14, 2001, even without such notation or a copy of the Summary of Rights being attached thereto, and (B) of any Common Shares held in book-entry form, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.
The Rights are not exercisable until the Distribution Date. Subject to the circumstance described in the following sentence, the Rights will expire on June 13, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below. The Rights Agreement Amendment provides that the Rights Agreement will terminate immediately prior to the effective time of the Merger, but only if the effective time of the Merger shall occur, and modifies the period within which the Rights are exercisable such that if such effective time occurs, the Rights will cease to be exercisable immediately prior to such time.
If an Acquiring Person were to acquire 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.
If the Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.
PREFERRED SHARES. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Share. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company’s preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend equal to the greater of (i) $1.00 in cash or (ii) 1,000 times the aggregate per share dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of (i) $1,000 per share or (ii) 1,000 times the aggregate amount to be distributed per Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Shares and any other capital stock on all matters submitted to a vote of the stockholders of the Company.
The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.
ANTIDILUTION AND OTHER ADJUSTMENTS. The Purchase Price and the number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution.
The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
EXCHANGE OPTION. At any time after the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by an Acquiring Person of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Shares in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one Common Share (or one one-thousandth of a Preferred Share) for each two Common Shares for which each Right is then exercisable, subject to adjustment.
REDEMPTION OF RIGHTS. At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $.00001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after any person becomes an Acquiring Person, no such amendment may materially and adversely affect the interests of the holders of the Rights.
The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, form of Certificate of Designation of Series A Junior Participating Preferred Stock, form of Right Certificate, form of the Summary of Rights, the specimen of the legend to be placed on new Common Share certificates and the Rights Agreement Amendment, filed as exhibits hereto and incorporated by reference herein.
ITEM 2. EXHIBITS.

Exhibit
Number	Description
3.1	The Company’s Second Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 4 to the Company’s Registration Statement on Form S-1, Registration No. 333-55442).

3.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-3, Registration No. 333-99309).

4.1	Rights Agreement, dated as of June 13, 2001, between the Company and First Union National Bank, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 13, 2001).

4.2	Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after June 14, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 13, 2001).

4.3	First Amendment to Rights Agreement, dated as of January 7, 2007, between the Company and First Union National Bank, as Rights Agent, amending the Rights Agreement, dated as of June 13, 2001.
SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
(Registrant)

Date: January 10, 2007	By:	/s/ Mark A. Kopser
	Name:	Mark A. Kopser
	Title:	Chief Financial Officer

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit
Number	Description
3.1	The Company’s Second Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 4 to the Company’s Registration Statement on Form S-1, Registration No. 333-55442).

3.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-3, Registration No. 333-99309).

4.1	Rights Agreement, dated as of June 13, 2001, between the Company and First Union National Bank, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 13, 2001).

4.2	Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after June 14, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 13, 2001).

4.3	First Amendment to Rights Agreement, dated as of January 7, 2007, between the Company and First Union National Bank, as Rights Agent, amending the Rights Agreement, dated as of June 13, 2001.